December 29, 2009

Howard H. Nolan
Chief Financial Officer
Bridge Bancorp, Inc.
P.O. Box 3005
2200 Montauk Highway
Bridgehampton, New York 11932

Re: Bridge Bancorp, Inc.
    Form 10-K for December 31, 2008
    File Number 0-30062

Dear Mr. Nolan:

    We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement
Named Executive Officers, page 5

> 1.   You only provide compensation information for four persons. Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers, other than the principal executive officer and the principal financial officer, who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. In future filings please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

Short Term Incentive Compensation, page 15

> 2.   You say that you are using targets to award compensation. In future filings please provide the actual targets and the company's performance and explain how those targets resulted in the incentive compensation awarded to the named executive officers. If did not disclose the performance targets because you believed that disclosure of the historical targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion, or confirm that you will disclose the targets in future filings. If you choose to provide a competitive harm analysis, your analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

September 30, 2009 Form 10-Q
Condensed Notes to the Consolidated Financial Statements
Note 5. Securities, page 7

> 3.   Please revise your future filings to separately disclose information related to your mortgage backed securities and your collateralized mortgage obligations. Alternatively, please tell us why you believe these securities have similar economic characteristics that warrant an aggregate disclosure. Please provide us with your proposed disclosures. Refer to ASC 320-10-50-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Provision and Allowance for Loan Losses, page 23

4.   Given the material increases in both impaired loans and the provision and allowance for loan losses, please revise your disclosures in all future filings, including interim filings, to provide an analysis of the allowance for loan losses and an allocation of the allowance for loan losses by loan type. Refer to Item IV of Industry Guide 3.

5.   Please revise your future annual and interim filings to provide a quantified breakdown of your impaired and restructured loans by loan category.

6.   Please revise your disclosure in future filings to specifically discuss deteriorating credit trends within your Commercial Real Estate loan portfolio and how you consider these trends when determining the appropriate level of allowance for loan losses. Discuss the overall level of collateralization within this portfolio. Please update this disclosure in your future filings as necessary, including interim filings.

* * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Rebekah Moore, Staff Accountant, at 202-551-3303, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: Howard H. Nolan
FAX number 631-537-1835